EXHIBIT 99.3

CONSENT OF SCOTT HEFFERNAN, M.Sc., P.GEO.

The undersigned hereby consents to the reference to their name as well as the information that has been reviewed and approved by them in the press release of Equinox Gold Corp. (the “Company”), dated January 11, 2023, in each case where used or incorporated by reference in the Registration Statement on Form F-10 of the Company.

/s/ Scott Heffernan
By: Scott Heffernan, M.Sc., P.Geo.

Dated: January 11, 2023